SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE: (561) 832-3300 FACSIMILE: (561) 655-1109 WWW.BROADANDCASSEL.COM

November 24, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Perry Ellis International, Inc. Registration Statement on Form S-3 Filed on June 24, 2010 File No.: 333-167728

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated July 29, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). In accordance with our discussions with the Staff following the Company’s initial response to the Comment Letter and subsequent filing of Amendment No. 1 to the Form S-3, the Company hereby confirms that the second paragraph under the Section titled “Selling Shareholders” will be revised to read as follows:

The shares described in this prospectus were obtained by certain of the selling shareholders (i) in private placements of our common stock which were completed in May 1970 and April 1993, (ii) upon grants of restricted stock or the exercise of options to purchase our common stock granted between May 2008 and June 2009, (iii) in connection with stock splits or stock dividends issued by us with respect to our common stock in each of April 1993, July 1997 and December 2006 and (iv) by transfers from the original holder of the shares that were obtained in one of the manners described above.

The Company further confirms that such updated language shall be included in the final base prospectus filed by the Company pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 24, 2010

We trust that this response letter satisfactorily responds to the Comment Letter and is in accordance with our conversations with the Staff. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch

Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis

Cory Shade, Esq.